UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 2, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:November 2, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - October 2016

Mumbai, November 2, 2016: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for October 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCTOBER 2015	OCTOBER 2016	OCTOBER 2015	OCTOBER 2016	OCTOBER 2015	OCTOBER 2016
Micro	NANO	2509	720	2300	726	1	83
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	8308	13635	8749	13757	322	185
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	38	0
UV1	SUMO	872	1014	821	1006	0	151
UV2	SAFARI, SUMO GRANDE, MOVUS	867	777	868	822	2	25
UV3	ARIA, XENON	7	0	9	0	0	0
V1	VENTURE	33	0	51	22	0	0
V2	ACE MAGIC, MAGIC IRIS	1459	422	1539	1409	10	36
N1- A1	ACE, ACE EX, ACE Zip	8248	8580	6910	8368	1420	1643
N1- A2	Super ACE, TATA207, XENON, Winger DV	2870	4635	2321	3884	1080	1621
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	256	244	173	104	0	2
M2- A2	Winger 14 seats, SFC407, CityRide	212	101	162	159	0	26
N2- A1	SFC407, LPT407	694	1002	1585	1669	37	205
N2- A2	SFC709, LPT709	996	1374	309	337	99	157
N2- A3	LPT9109	569	891	507	536	165	263
N2- A4	LPT1109	499	439	1084	962	150	191
M3- A2	LP709, SFC410, LP410	150	357	616	642	91	146
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	254	273	495	383	70	121
M3- C2	LPO1512, LPO1612, Starbus, Divo	236	894	514	1187	338	217
N3- A1	LPT1613, LPK1616, SK1613	1909	2865	1864	1940	477	840
N3- B1(a)	LPT2518, LPK2518	2255	2460	3052	3215	133	386
N3- B1(b)	LPT3118	2593	2225	2773	2885	0	3
N3- B2(b)	LPS3518. LPS3015, LPS3516	400	754	293	652	25	27
N3-B2(d)	LPS4018, LPS4023	1889	839	1772	1751	106	4
N3- B2(e)	LPS4928	64	176	150	64	5	1

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.